Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112
Telephone (405) 942-3501
Fax (405) 942-3527
June 16, 2011
ELECTRONIC FILING
Mr. H. Roger Schwall
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
RE:	Atlas Resources Series 28-2010 L.P. Amendment No. 1 to Registration Statement on Form 10 Filed April 29, 2011 File No. 0-54378
Dear Mr. Schwall:
This letter is submitted on behalf of Atlas Resources Series 28-2010 L.P. (the “Partnership”) in response to your letter dated May 26, 2011 with respect to the above referenced Registration Statement on Form 10 for the Partnership. Additionally, Amendment No. 1 (the “Amendment”) to the Partnership’s Registration Statement on Form 10 is being filed of even date. For your convenience, we have first restated your comments in italics and then provided our response. The responses in this letter are based on representations made by the Partnership and its managing general partner, Atlas Resources, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter.
General
1.	Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.
The comment is acknowledged.
2.	Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

The comment is acknowledged. Also, page references in our responses are references to the page numbers in the marked hard copy version of the Amendment, which we are providing to you supplementally.
3.	We will issue under separate cover any comments resulting from our review of the confidential treatment request you filed on May 4, 2011, which relates to Exhibits 10.2 through 10.9. Please note that we will not be in a position to complete our review of your registration statement until all open issues, including the confidential treatment request, have been resolved.
The comment is acknowledged.
4.	In each case where you provide in your filing a cross-reference to another section of your filing, please also include the relevant page number.
The comment is acknowledged.
5.	We note that you have filed a Form 10-Q for the interim period ended March 31, 2011 on May 13, 2011. Since your registration statement on Form 10 is not effective until June 28, 2011, please update your financial statements in your next amendment to the registration statement to comply with Rule 8-08 of Regulation S-X.
Updated financial statements of the Partnership have been included in the Amendment as requested. Please see page 70 of the Amendment.
6.	We note your disclosure at page 15 with respect to the use of hydraulic fracturing in connection with your natural gas wells in the Marcellus Shale primary area. Please tell us, with a view for disclosure:
•	Your acreage subject to fracing;

Typically, all of the Partnership’s wells, except wells drilled to the New Albany Shale reservoir in Indiana, require fracing, such as hydraulic fracturing in the Marcellus Shale primary area. Fracing a well produces small cracks in the rock formation surrounding the well bore and increases the rate and volume of natural gas that can be produced from the well.

•	The percentage of your reserves subject to fracing;

All of the Partnership’s reserves, except its reserves in the New Albany Shale primary area in Indiana, are attributable to wells in which the Partnership uses fracing, such as hydraulic fracturing in the Marcellus Shale primary area.

•	The anticipated costs and funding associated with fracing activities; and

Hydraulic fracing activities during drilling operations are classified as intangible drilling costs and are funded with the Partnership’s offering proceeds. In this regard, the Partnership anticipates that the costs associated with its fracing activities, including hydraulic fracturing in the Marcellus Shale primary area, will total approximately $33.6 million for all of the wells drilled by the Partnership, or $25.9 million for the Marcellus Shale wells, which is approximately 22.4%, or 17.3%, respectively, of the Partnership’s offering proceeds.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

•	Whether there have been any incidents, citations, or suits related to your fracing operations for environmental concerns, and if so, what has been your response.

As of the date of the Amendment there have been no incidents, citations or suits related to the Partnership’s fracing operations for environmental concerns.

Also, the Partnership is not aware of any case where hydraulic fracturing has been proven to contaminate ground water supplies. Typically, water wells for use by land owners in the Marcellus Shale area range from 100 to 300 feet in depth, while the Partnership’s Marcellus Shale wells are typically drilled between 4,000 to 8,200 feet in depth. Further, the Tully Limestone formation, which cannot be penetrated by natural gas and fracing fluids from the Marcellus Shale wells, overlies the Marcellus Shale formation and provides additional protection to ground water supplies. Based on the above, the Partnership has not added any additional disclosure with respect to this Comment 6 and the Partnership’s fracing activities.
7.	In regard to such fracing operations, please also tell us what steps the operator has taken to minimize any potential environmental impact. For example, and without limitation, please explain if they:
•	Have steps in place to ensure that the drilling, casing, and cementing adhere to known best practices;

See the response to Comment 6. Also, under Sections 3(b)(i) and (ii) of the drilling and operating agreement, the operator has agreed as follows:
“(b)	Covenants. Operator covenants and agrees that under this Agreement:
(i)	it shall perform and carry on (or cause to be performed and carried on) its duties and obligations in a good, prudent, diligent, and workmanlike manner using technically sound, acceptable oil and gas field practices then prevailing in the geographical area of the Well Locations;
(ii)	all drilling and other operations conducted by, for and under the control of Operator shall conform in all respects to federal, state and local laws, statutes, ordinances, regulations, and requirements;...”
The primary methods used by the operator to prevent ground water contamination from drilling activities are:
•	the use of steel pipe (i.e. the “casing”), which encloses the fracing fluid, as well as any natural gas and wastewater produced from the well, inside the well; and

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

•	surrounding the casing in the well with cement before the well is drilled deeper to the Marcellus Shale formation and the fracing fluid is pumped into the well.
Fracing wells has been standard practice in the natural gas industry for many years, including hydraulic fracing in tight sand formations with similar geological characteristics, such as the Marcellus Shale formation in Pennsylvania and the Barnett Shale formation in Texas. In this regard, the managing general partner’s previous drilling programs have drilled more than 6,000 wells with Atlas Resources serving as operator to ensure that the drilling, casing and cementing of the wells complied with best practices in the industry and as of March 31, 2011, approximately 31 of those wells were drilled horizontally in the Marcellus Shale primary area as disclosed in the first full risk factor on page 15 of the Amendment.
•	Monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;
The operator does monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure. This is standard practice in the industry, not only because of environmental reasons, but also to ensure that the well is fractured as planned to produce the most natural gas possible and to protect against damage to the well itself.
•	Evaluate the environmental impact of additives to the frac fluid; and
The Partnership and its managing general partner and operator, Atlas Resources, LLC, take their environmental responsibilities very seriously. In this regard, the names of all chemicals to be stored and used at a drilling site must be disclosed in a “Pollution Prevention and Contingency Plan” that is part of the well permit application that must be submitted to the Pennsylvania Department of Environmental Protection (the “Pennsylvania DEP”) before a well can be drilled. These plans contain copies of material safety data sheets for all chemicals and are available to landowners, local governments and emergency responders. As discussed in these responses to the bullet points in Comment 7, the operator takes the steps it believes are necessary to ensure that the additives to the frac fluid do not impact the environment in any manner that is prohibited under any federal or state laws, but it does not independently evaluate the environment impact of additives to the frac fluid in any other context.
•	Minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.
Pennsylvania law requires the Partnership to install steel casing around the well bore through all fresh water aquifers encountered in a well and then surround the steel casing with cement before continuing to drill deeper to the Marcellus Shale. The casing and cement protect ground water by confining the frac fluid and natural gas inside the well. Additionally, the Partnership always seeks to minimize the use of water, because using water to drill and complete a well, and then treating or disposing of the water, is expensive and it is in the Partnership’s best interest to reduce its costs by minimizing the amount of water used.
Further, the operator’s use and disposal of water used to drill a well must be approved by the Pennsylvania DEP.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

8.	Please also revise your filing to discuss in more detail the federal and state regulations applicable to your hydraulic fracturing operations.
Please see the revisions in the first full paragraph on page 16 of the Amendment with respect to state regulations governing hydraulic fracturing. Currently, the Partnership is not aware of any federal regulations applicable to its hydraulic fracturing operations. Although the U.S. Environmental Protection Agency (“EPA”) is studying the potential impact of hydraulic fracturing on drinking water, the initial results of this study are not expected by the EPA until late 2012, which will be after the Partnership has completed all of its hydraulic fracing operations in the Marcellus Shale primary area.
Table of Contents
9.	While the table of contents should be reasonably detailed, it should also only refer to the most material information. As such, please delete the references to specific risk factors. We will not object, however, to inclusion of the three subheadings “Risks Relating to Our Business,” “Risks Related to an Investment in Us,” and “Federal Income Tax Risks.” Business, page 1
The requested changes have been made to the table of contents in the Amendment, and the three subheadings referenced in the comment have been retained.
Business, page 1
10.	Please provide a brief description of your business in the forepart of this section.
A brief description of the Partnership’s business has been added to the first full paragraph under the “General” heading on page 1 of the Amendment.
11.	Please disclose in this section the number of each of the following types of your units that are outstanding: (i) limited partner units, (ii) converted limited partner units, and (iii) investor general partner units that will automatically be converted by your managing general partner once all of your wells are drilled and completed.
The requested disclosure has been made in the first full paragraph on page 2 of the Amendment.
12.	Please provide in this section a cross-reference to the organizational chart set forth at page 39.
A cross-reference to the organizational chart has been provided in the last sentence of the last full paragraph on page 1 of the Amendment.
13.	We note your disclosure at page 4 that one of your investment objectives is to provide each of your participants with tax deductions, in an aggregate amount guaranteed to equal up to the remaining 15% of the participant’s initial investment in you that was not used to pay intangible drilling costs. Please revise your filing to clarify how such amount is guaranteed.
The revision has been made as requested. Please see the second sentence in the first bullet point, and the last paragraph, on page 4 of the Amendment.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

Risk Factors, page 12
We May Have to Replace Our Natural Gas Purchasers..., page 21
14.	We note your disclosure that you will depend on a limited number of natural gas purchasers to purchase the majority of your natural gas production. In order to provide context to this risk factor, please disclose in this risk factor the information that you provided at page 9 regarding the percentage of total revenues attributable to sales to Atmos Energy Marketing, LLC.
The information regarding Atmos Energy Marketing, LLC has been added to the risk factor as requested. Please see the second sentence of the carryover paragraph at the bottom of page 22 of the Amendment.
Financial Information, page 26
15.	Within management’s discussion and analysis, please include an “Overview” section describing the most important matters on which you focus in evaluating your financial condition and operating performance, and providing the context for the discussion and analysis in the financial statements. Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350).
New “Overview” and “Markets and Conditions” sections have been added to pages 29 and 30 of the Amendment, and new “Natural Gas Revenues” and “Expenses” sections have been added beginning on page 30 and carrying over to page 31 of the Amendment.
Liquidity and Capital Resources, page 28
16.	We note your disclosure that cash used in investing activities was $149,724,600 for the period ended December 31, 2010, which was paid to your managing general partner, serving as general drilling contractor. Please revise your disclosure in this section to discuss the future drilling services, if any, that such funds are intended to cover. In that regard, we note your disclosure at page 31 regarding the prepayment of drilling and equipment costs.
The disclosure has been revised as requested. Please see the first full paragraph on page 31 of the Amendment.
17.	We note your disclosure at page 28 that no borrowings will be obtained from third parties. Please revise your disclosure to state, if true, that you are not permitted to borrow from third parties. In that regard, we note your related disclosure at page 22.
The requested revision has been made to the last sentence of the third full paragraph on page 31 of the Amendment.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

Security Ownership of Beneficial Owners, page 35
18.	Please revise your filing to disclose the beneficial ownership of your managing general partner and its affiliates with respect to your securities.
The requested revision has been made. Please see the first sentence of the first full paragraph on page 38 of the Amendment. Also, a “MANAGING GENERAL PARTNER” section was added to the table on page 38 of the Amendment.
Directors and Executive Officers, page 35
Managing General Partner, page 35
19.	Please explain the “other activities” with which your managing general partner is involved. Disclose how many other partnerships your managing general partner currently sponsors or manages. In addition, please discuss any material conflicts of interest that exist and provide related risk factor disclosure.
An explanation of the managing general partner’s “other activities,” which includes the number of other partnerships currently sponsored or managed by the managing general partner, a discussion of the related material conflicts of interest, and the related risk factor, have been added to the first full paragraph on page 43 of the Amendment.
20.	We note your discussion at page 37 regarding the credit facility of Atlas Energy, L.P. Please revise your disclosure to clarify the relevance of such credit facility to you.
The requested disclosure has been added as the second sentence in the first full paragraph on page 43 of the Amendment.
21.	Please clarify the resulting effect on your business from the “Atlas Energy Transactions,” the “Laurel Mountain Sale,” and the “Chevron Merger.” Describe your current relationship with Chevron, and clarify how your assets were involved in the “Atlas Energy Transactions.”
The requested clarification is set forth beginning with the carryover paragraph at the bottom of page 40 of the Amendment and continuing through the end of the carryover paragraph at the top of page 42 of the Amendment. This clarification in the Amendment includes a discussion of certain contracts, which were previously filed on April 29, 2011 as exhibits to the Registration Statement, entered into by the Partnership’s managing general partner or Atlas Energy, Inc. (which is now a subsidiary of Chevron), which affect the business or assets of the Partnership.
Organizational Diagram, page 39
22.	Please revise your organizational diagram to include your material affiliates that you discuss in your filing. In that regard, we note your references to Atlas Energy Resources, LLC, Atlas Energy GP, LLC, Atlas Energy, Inc. and Chevron Corporation. In addition, please fix the typographical error in such diagram with respect to the name of the registrant.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

The organizational chart has been revised as requested on page 44 of the Amendment with the following exceptions:
•	Atlas Energy Resources, LLC no longer exists as a result of the merger between Chevron Corporation and Atlas Energy, Inc., and is not shown on the chart;
•	Atlas Energy, Inc. is no longer an affiliate of Atlas Energy, L.P. or the Partnership as a result of the merger between Chevron Corporation and Atlas Energy, LLC, and is not shown on the chart; and
•	Chevron Corporation is not an affiliate of Atlas Energy, L.P. or the Partnership, and is not shown on the chart.
Officers and Directors of Managing General Partner, page 40
23.	Please state how much of each individual’s professional time is devoted to your business and affairs.
The requested revisions have been made by adding a new last sentence to the end of the biographical information for each officer and director of the managing general partner, beginning on page 48 of the Amendment and continuing through the carryover paragraph at the top of page 53 of the Amendment.
Remuneration of Officers and Directors, page 45
24.	We note your disclosure that no officer or director of your managing general partner will receive any remuneration or other compensation from you, and that such persons will receive compensation solely from an affiliated company of your managing general partner. With a view toward disclosure, please explain to us how the partnership will compensate the managing general partner for managerial services provided to the partnership.
The managing general partner will receive from the Partnership a nonaccountable, fixed payment reimbursement for its administrative costs, which has been determined by the managing general partner to be $75 per well per month. This arrangement has been approved by the SEC in the 22 public drilling limited partnerships previously sponsored by the managing general partner since 1993. This payment per well is subject to the following:
•	it will be proportionately reduced to the extend the partnership acquires less than 100% of the working interest in the well; and
•	it will not be received for plugged or abandoned wells.
Please see the first full paragraph on page 56 of the Amendment.
Certain Relationships and Related Transactions, page 46
25.	Please disclose in this section the material terms of each transaction with your managing general partner. For example, and without limitation, we note your related disclosure in the notes to your financial statements at page 76.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

The disclosure in this section of the Amendment has been revised, as necessary, to include the material terms of each transaction beginning with the first bullet point at the top of page 53 of the Amendment and continuing through the last bullet point on page 59 of the Amendment. In particular, the Partnership has reviewed and revised the last bullet to ensure that no material disclosure in Note 8 to the Partnership’s financial statements on page 83 has been omitted from the disclosure of the compensation paid by the Partnership to the managing general partner and its affiliates as disclosed in this section of the Amendment.
26.	We note your disclosure that your partnership agreement deals with transactions between you and your managing general partner and its affiliates with respect to certain items that you list at page 46. Please revise your filing to disclose all material information related to each such item.
Please see the response to Comment 25.
27.	Please revise your filing to provide a brief description of the nature of costs that would be considered administrative costs or direct costs.
The requested description of administrative costs has been added to the carryover paragraph at the bottom of page 59 of the Amendment. Please see the response to Comment 29 for the definition of administrative costs. With respect to direct costs, the requested revision has been added to the first full paragraph on page 60 of the Amendment.
In this regard, the definition of direct costs in the partnership agreement is set forth below:
“Direct Costs” means all actual and necessary costs directly incurred for the benefit of the Partnership and generally attributable to the goods and services provided to the Partnership by parties other than the Sponsor or its Affiliates. Direct Costs may not include any cost otherwise classified as Organization and Offering Costs, Administrative Costs, Intangible Drilling Costs, Tangible Costs, Operating Costs or costs related to the Leases, but may include the cost of services provided by the Sponsor or its Affiliates if the services are provided pursuant to written contracts and in compliance with §4.03(d)(7) or pursuant to the Managing General Partner’s role as Tax Matters Partner.”
Direct Costs, page 47
28.	Please indicate briefly in this section, if true, that your managing general partner will exercise substantial discretion in determining the nature and amount of expenses to be reimbursed as direct costs.
The requested revision has been made by adding the penultimate sentence in the first full paragraph on page 60 of the Amendment.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

29.	Please disclose whether there are any limitations on the amounts that may be reimbursed, and explain to us whether your managing general partner allocates any part of its executive officers’ compensation to you.
There are no limitations on the amounts of direct costs that may be reimbursed, because the amount of such expenses that may be incurred by the Partnership cannot be predicted with reasonable certainty. See the penultimate sentence in the first full paragraph on page 60 of the Amendment for this change.
Also, the Partnership does not reimburse the managing general partner for any part of its executive officers’ compensation. In this regard, the definition of “Direct Costs” in the partnership agreement excludes “Administrative Costs,” see the response to Comment 27, and the definition of “Administrative Costs” in the partnership agreement provides as follows:
•	“Administrative Costs” means all customary and routine expenses incurred by the Sponsor for the conduct of Partnership administration, including: in-house legal, finance, in-house accounting, secretarial, travel, office rent, telephone, data processing and other items of a similar nature. Administrative Costs shall be limited as follows:
(i)	no Administrative Costs charged shall be duplicated under any other category of expense or cost; and
(ii)	no portion of the salaries, benefits, compensation or remuneration of controlling persons of the Managing General Partner shall be reimbursed by the Partnership as Administrative Costs. Controlling persons include directors, executive officers and those holding a 5% or more equity interest in the Managing General Partner or a person having power to direct or cause the direction of the Managing General Partner, whether through the ownership of voting securities, by contract, or otherwise.” [Emphasis added.]
Description of Registrant’s Securities To Be Registered, page 50
30.	In the first paragraph in this section, you state, “the following discussion is a summary of the material provisions of our partnership agreement that are not described elsewhere in this Form 10 and is qualified in its entirety by the full text of the partnership agreement.” Please disclose all material provisions of your partnership agreement, and remove any implication that you have not done so. For example, and without limitation, please provide a brief description of the general powers of your managing general partner, and disclose the provisions related to indemnification of your managing general partner.
Please see the changes in the carryover paragraph at the bottom of page 62 of the Amendment. Also, new sections entitled “General Powers of Our Managing General Partner” and “Indemnification of Our Managing General Partner” have been added to page 63 of the Amendment.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

31.	Your disclosure at page 50 suggests that a limited partner may be required to make additional capital contributions. Please revise your filing to provide all material information related to such obligation.
The requested disclosure has been added to the last bullet point on page 64 of the Amendment to clarify that liability with respect to the Partnership’s original limited partners for additional capital contributions to the Partnership only applies to limited partners who also invested in the Partnership as investor general partners.
32.	We note your disclosure at page 53 regarding the restrictions on transferability of your units. Please provide related risk factor disclosure.
A risk factor entitled “An Investment in Us Must be for the Long-Term Because the Units are Illiquid and Not Readily Transferable” regarding restrictions on transferability of the Partnership’s units has been added to page 18 of the Amendment.
Exhibits
33.	On page seven you refer to contracts with Atmos Energy which end March 31, 2014. On page nine you disclose that Atmos Energy accounted for 87% of your total revenues. Please file your contracts with Atmos Energy as exhibits, or explain why you are not required to file them. See Item 601(b)(10) of Regulation S-K.
The Partnership believes that its contract for Atmos Energy to purchase natural gas production from it in Indiana was entered into in the ordinary course of business and is not required to be filed as an exhibit under Item 601 (b)(10) of Regulation S-K, because Atmos Energy can be replaced by one or more other natural gas purchasers in the area, and the contract may be terminated on only 30 days’ written notice by either party. Further, as of March 31, 2011, the Partnership was still in its drilling phase and using its offering proceeds to fund its drilling operations. Thus, the Partnership does not believe that it was “substantially dependent” on revenues under the Atmos Energy contract to fund its business within the meaning of Item 601(b)(10)(ii)(B) of the Regulation S-K. In this regard, the managing general partner or an affiliate currently operates more than 100 producing natural gas wells in the same general area in Indiana in which the Partnership’s wells are situated and is experienced and knowledgeable about marketing natural gas in that area and obtaining additional or replacement natural gas purchasers.
Exhibit 10.1
34.	Please file a complete copy of the final drilling and operating agreement, or tell us why certain information has been omitted (e.g., the number of wells the operator agrees to drill and operate). In addition, please disclose all material terms in your registration statement.
A complete copy of the final drilling and operating agreement to date has been filed as Exhibit 10.01 to the Amendment. For the number of wells to be drilled and operated by the operator, please see the first “WHEREAS” clause on page 1 and Section 2 (a) on page 3 of the drilling and operating agreement. A list of the wells is also included immediately following page 2 of Exhibit C to the drilling and operating agreement. Notwithstanding, additional exhibits to the drilling and operating agreement, such as maps for the wells in Indiana and Michigan, will be added as they become available during or after the Partnership’s drilling activities.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

Also, the material terms of the drilling and operating agreement that are not otherwise disclosed in the Amendment have been disclosed in the new “Drilling and Operating Agreement” section on page 72 of the Amendment.
Engineering Comments
Natural Gas and Oil Reserve Information, page 32
35.	Although you have included a footnote that defines developed reserves, there does not appear to be any developed reserves reported. Your table only identifies total proved reserves. Please revise your document to disclose proved developed reserves and proved undeveloped reserves as required by Item 1202 of Regulation S-K. You stated that all of your wells are development wells, which implies the reserves associated with those wells were proved undeveloped reserves prior to drilling the wells. Therefore, we assume that some of the reserves associated with your future wells are proved undeveloped reserves as well.
Under Item 1201(a) of Regulation S-K, the Partnership, as a limited partnership that conducts, operates, and manages an oil and gas drilling program that acquires properties for drilling and production of oil and gas, is not required to provide such disclosure.
36.	Provide a general discussion of the technologies used to establish reasonable certainty for the reserve estimates of material properties. Please see paragraph (6) of Item 1202 of Regulation S-K.
Please see the response to Comment 35.
37.	Please disclose and describe the internal controls you use in your reserve estimation process including the qualifications of the technical person responsible for overseeing the preparation of the reserves estimate. Please see paragraph (7) of Item 1202 of Regulation S-K.
Please see the response to Comment 35.
38.	Please file, as an exhibit, the report from Wright & Company required by Item 1202(a)(8) of Regulation S-K.
Please see the response to Comment 35.
39.	Please comply with all the requirements of paragraphs (a — d) of Item 1203 of Regulation S-K regarding proved undeveloped reserves.
Please see the response to Comment 35.
40.	If any field contains 15% or more of your proved reserves you must disclose the production from that field. Please see paragraph (a) of Item 1204.
Please see the response to Comment 35.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

41.	Please disclose the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled for each of the last three years. Please see paragraphs (a) and (b) of Item 1205.
Please see the response to Comment 35.
42.	Please disclose by geographic area your present activities, such as the number of wells in the process of being drilled, waterfloods in the process of being installed, pressure maintenance operations, and any other related activities of material importance. Please see paragraphs (a — d) of Item 1206.
Please see the response to Comment 35.
43.	If your are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements, disclose material information concerning the estimated availability of oil and gas from any principle source. Please see paragraphs (a — d) of Item 1207.
Please see the response to Comment 35.
44.	Please provide a general description of your material properties or fields. See Item 102 of Regulation S-K.
A general description of the Partnership’s material properties has been added to the first full paragraph under the heading “Natural Gas and Oil Reserve Information” on page 35 of the Amendment.
Closing Comments
The Partnership acknowledges that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kunzman & Bollinger, Inc.
Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2011

In addition to the revisions to the Registration Statement requested in your letter, we also made certain updating and conforming revisions. Please direct any questions or comments regarding the enclosed to the undersigned or Mr. Wallace W. Kunzman at the captioned number.

Very truly yours, KUNZMAN & BOLLINGER, INC.
/s/ Gerald A. Bollinger
Gerald A. Bollinger
cc: Mr. Freddie Kotek